PROSPECTUS Dated January 24, 1997                 Pricing Supplement No. 11 to
PROSPECTUS SUPPLEMENT                     Registration Statement No. 333-18005
Dated January 24, 1997                                    Dated March 12, 1997
                                                                Rule 424(b)(3)




                                  $12,500,000

                           Morgan Stanley Group Inc.

                          MEDIUM-TERM NOTES, SERIES C
                    EQUITY LINKED NOTES DUE MARCH 28, 2002

                Supplemental Redemption Amount based on the per
                      American Depositary Share price of
                  Telecomunicacoes Brasileiras S.A.--Telebras


The Equity Linked Notes due March 28 , 2002 (the "Notes") are Medium-Term Notes, Series C of Morgan Stanley Group Inc. (the "Company"), as further described herein and in the Prospectus Supplement under "Description of Notes
- Fixed Rate Notes" and      " - Notes Linked to Commodity Prices, Single
Securities, Baskets of Securities or Indices." The Notes are being issued in minimum denominations of $1,000 and will mature on March 28, 2002 (the "Maturity Date"). There will be no periodic payments of interest on the Notes. The Notes will not be redeemable by the Company in whole or in part prior to the Maturity Date.

At maturity, the holder of each Note will receive the par amount of such Note ($1,000) ("Par") plus an amount in cash (the "Supplemental Redemption Amount") based on the percentage increase, if any, in the Final Average Market Price of the American Depositary Shares ("Telebras American Depositary Shares"), each representing 1,000 preferred shares, without par value, of Telecomunicacoes Brasileiras S.A. - Telebras ("Telebras"), over the Initial Market Price of the Telebras American Depositary Shares, as further described in this Pricing Supplement. The Supplemental Redemption Amount, if any, payable with respect to each $1,000 principal amount of a Note at maturity will equal the lesser of
(a) $900 and (b) the product of (i) Par and (ii) a fraction, the numerator of which will be the Final Average Market Price less the Initial Market Price and the denominator of which will be the Initial Market Price. The Supplemental Redemption Amount cannot be less than zero. The Initial Market Price of the Telebras American Depositary Shares has been set to equal $106 1/8 . The Final Average Market Price will equal the arithmetic average of the Market Price of the Telebras American Depositary Shares for each of the Trading Days in the period beginning February 12, 2002 and ending on the second scheduled Trading Day immediately preceding the Maturity Date (the "Calculation Period"). See "Final Average Market Price" and "Market Disruption Events" in this Pricing Supplement. The Market Price of Telebras American Depositary Shares will be subject to adjustment upon the occurrence of certain corporate events. See "Antidilution Adjustments" in this Pricing Supplement. If the Final Average Market Price is equal to or less than the Initial Market Price, the holder of each Note will be repaid the par amount of such Note, but will not receive any Supplemental Redemption Amount.

For information as to the calculation of the Supplemental Redemption Amount and certain tax consequences to beneficial owners of the Notes, see "Supplemental Redemption Amount," "Final Average Market Price" and "United States Federal Taxation" in this Pricing Supplement.

Telebras is neither affiliated with the Company nor involved in this offering of the Notes. See "Historical Information" in this Pricing Supplement for information on the range of Market Prices for Telebras American Depositary Shares.

The Company will cause the Supplemental Redemption Amount and any adjustments to the Market Price of the Telebras American Depositary Shares to be determined by Morgan Stanley & Co. Incorporated (the "Calculation Agent") for The Chase Manhattan Bank, as Trustee under the Senior Debt Indenture.

An investment in the Notes entails risks not associated with similar investments in a conventional debt security, as described under "Risk Factors" on PS-6 through PS-11 herein.


                             MORGAN STANLEY & CO.
                                 Incorporated


                     (This page intentionally left blank.)


CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES OR THE TELEBRAS AMERICAN DEPOSITARY SHARES. SPECIFICALLY, THE AGENT MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE NOTES OR THE TELEBRAS AMERICAN DEPOSITARY SHARES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "SUPPLEMENTAL INFORMATION CONCERNING PLAN OF DISTRIBUTION" AND "USE OF PROCEEDS AND HEDGING."

Capitalized terms not defined herein have the meanings given to such terms in the accompanying Prospectus Supplement.

Principal Amount................... $12,500,000

Maturity Date...................... March 28, 2002

Interest Rate...................... 0.00% per annum

Specified Currency................. U.S. Dollars

Issue Price........................ 100%

Issue Date (Settlement Date)....... March 17, 1997

Book Entry Note or Certificated
Note............................... Book Entry

Senior Note or Subordinated Note... Senior

Minimum Denominations.............. $1,000

Trustee............................ The Chase Manhattan Bank

Maturity Redemption Amount......... At maturity (including as a result of acceleration or otherwise), the holder of each Note will receive the par amount of such Note ($1,000) ("Par") plus the Supplemental Redemption Amount, if any. References herein to "Notes" refer to each $1,000 principal amount of any Note.

Supplemental Redemption
Amount............................. The Supplemental Redemption Amount,
                                    if any, payable with respect to each
                                    $1,000 principal amount of a Note at
                                    maturity will be an amount in cash equal to the lesser of (a) $900 and (b) the product of (i) Par and (ii) a fraction, the numerator of which will be the Final Average Market Price less the Initial Market Price and the denominator of which will be the Initial Market Price. See "Antidilution Adjustments" below. The Supplemental Redemption Amount will not be less than zero. The Supplemental Redemption Amount is described by the following formula:

              Par    x     (Final Average Market Price - Initial Market Price)
                           ---------------------------------------------------
                                             Initial Market Price

                                    The Company shall cause the Calculation
                                    Agent to provide written notice to the
                                    Trustee at its New York office, on which notice the Trustee may conclusively rely, of the Supplemental Redemption Amount on or prior to 11:00 a.m. on the Business Day preceding the Maturity Date. See "Final Average Market Price" below.

Initial Market Price............... The Initial Market Price of the
                                    Telebras American Depositary Shares has
                                    been set to equal $106 1/8.

Final Average Market Price......... The Final Average Market Price will be determined by the Calculation Agent and will equal the arithmetic average of the Market Price of Telebras American Depositary Shares for each of the 30 scheduled Trading Days in the Calculation Period (as defined below) (each a "Determination Date"); provided that, if a Market Disruption Event (as defined below) occurs on any such Determination Date or if any such Determination Date is not an actual Trading Day (consequently, a "Non-Determination Date"), then the Calculation Agent shall disregard such Non-Determination Date and shall weight the Market Price of Telebras American Depositary Shares for each succeeding Determination Date during the
                                    Calculation Period to ratably
                                    distribute the intended weight of such
                                    Non-Determination Date across the
                                    remaining Determination Dates.
                                    Accordingly, if there is a Non-
                                    Determination Date during the
                                    Calculation Period, the weightings of
                                    the Market Price of Telebras American
                                    Depositary Shares for the Determination
                                    Dates will be calculated as follows:
                                    (A) each Determination Date preceding
                                    the first Non-Determination Date will
                                    receive a weighting of 1/30 and (B)
                                    each Determination Date following a
                                    Non-Determination Date will receive a
                                    weighting that equals a fraction (i)
                                    the numerator of which will be the
                                    fraction that equals 1 minus the sum of
                                    the weights of all preceding
                                    Determination Dates and (ii) the
                                    denominator of which will be the number
                                    of scheduled Determination Dates from
                                    and including the first Determination
                                    Date following a Non-Determination Date
                                    to and including the last scheduled
                                    Determination Date in the Calculation
                                    Period.  If there is no succeeding
                                    Trading Day in the Calculation Period
                                    on which a Market Disruption Event has
                                    not occurred, the Market Price of
                                    Telebras American Depositary Shares for
                                    each Determination Date occurring after
                                    a Non-Determination Date shall be
                                    determined on the last Trading Day in
                                    the Calculation Period, notwithstanding
                                    the occurrence of a Market Disruption
                                    Event on such Trading Day.  If there is
                                    no actual Trading Day during the
                                    Calculation Period following a Non-
                                    Determination Date, the Market Price of
                                    Telebras American Depositary Shares for
                                    the remaining Determination Dates in
                                    the Calculation Period shall be deemed
                                    to be zero.

                                    All percentages from any calculation on
                                    the Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar
                                    amounts used in or resulting from such
                                    calculation will be rounded to the nearest cent with one-half cent being rounded upwards.

Calculation Period................. The period from and including
                                    February 12, 2002 to and including the
                                    second scheduled Trading Day immediately preceding the Maturity Date.

Trading Day........................ A day on which trading is generally conducted (i) on the  New York Stock
                                    Exchange ("NYSE"), the American Stock
                                    Exchange, Inc. ("AMEX"), and the NASDAQ
                                    National Market ("NASDAQ NMS"), (ii) on
                                    the Chicago Mercantile Exchange and (iii) on the Chicago Board of Options Exchange, as determined by the Calculation Agent.

Market Price....................... If Telebras American Depositary
                                    Shares (or any other security for which a Market Price must be determined) is listed on a national securities exchange, is a security of The Nasdaq National Market ("NASDAQ NMS") or is included in the OTC Bulletin Board Service ("OTC Bulletin Board") operated by the National Association of Securities Dealers, Inc. (the "NASD"), the Market Price for the Telebras American Depositary Shares (or any such other security) on any Trading Day means (i) the last reported sale price, regular way, on such day on the principal United States securities exchange registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on which Telebras American Depositary Shares (or such other security) is listed or admitted to trading or (ii) if not listed or admitted to trading on any such securities exchange or if such last reported sale price is not obtainable, the last reported sale price on the over-the-counter market as reported on the NASDAQ NMS or OTC Bulletin Board on such day. If the last reported sale price is not available pursuant to clause (i) or
                                    (ii) of the preceding sentence, the Market
                                    Price for any Trading Day shall be the
                                    mean, as determined by the Calculation
                                    Agent, of the bid prices for Telebras
                                    American Depositary Shares (or such other security) obtained from as many dealers in such shares (or such other security), but not exceeding three, as will make such bid prices available to the Calculation Agent. The term "NASDAQ NMS" shall include any successor to such system and the term "OTC Bulletin Board Service" shall include any successor service thereto.

Market Disruption Event............ "Market Disruption Event" means, with respect to Telebras American Depositary
                                    Shares:

                                     (i) a suspension, absence or material
                                    limitation of trading of Telebras American
                                    Depositary Shares on the primary market for Telebras American Depositary Shares for more than two hours of trading or during the one-half hour period preceding the close of trading in such market; or the suspension or material limitation on the primary market for trading in options contracts related to Telebras American Depositary Shares, if available, during the one-half hour period preceding the close of trading in the applicable market, in each case as determined by the Calculation Agent in its sole discretion; and

                                     (ii) a determination by the Calculation
                                    Agent in its sole discretion that the
                                    event described in clause (i) above
                                    materially interfered with the ability of the Company or any of its affiliates to unwind all or a material portion of the hedge with respect to the Notes.

                                    For purposes of determining whether a
                                    Market Disruption Event has occurred: (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange,
                                    (2) a decision to permanently discontinue trading in the relevant contract will not constitute a Market Disruption Event, (3) limitations pursuant to New York Stock Exchange Rule 80A (or any applicable rule or regulation enacted or promulgated by the New York Stock Exchange, any other self-regulatory organization or the Securities and Exchange Commission of similar scope as determined by the Calculation Agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading, (4) a suspension of trading in an options contract on Telebras American Depositary Shares by the primary securities market trading in such options, if available, by reason of (x) a price change exceeding limits set by such securities exchange or market, (y) an imbalance of orders relating to such contracts or (z) a disparity in bid and ask quotes relating to such contracts will constitute a suspension or material limitation of trading in options contracts related to Telebras American Depositary Shares and
                                    (5) a suspension, absence or material
                                    limitation of trading on the primary
                                    securities market on which options
                                    contracts related to Telebras American
                                    Depositary Shares are traded will not
                                    include any time when such securities
                                    market is itself closed for trading under ordinary circumstances.


Calculation Agent.................. Morgan Stanley & Co. Incorporated and
                                    its successors ("MS & Co.")

                                    Because the Calculation Agent is an
                                    affiliate of the Company, potential
                                    conflicts of interest may exist between
                                    the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining or making adjustments to the Market Price of Telebras American Depositary Shares during the Calculation Period or in determining whether a Market Disruption Event has occurred. See "Market Disruption Event" and
                                    "Antidilution Adjustments" below.  MS &
                                    Co. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Risk Factors....................... Comparison to Conventional Debt
                                    Security.  An investment in the Notes
                                    entails significant risks not associated with similar investments in a conventional debt security.

                                    There will be no periodic payments of
                                    interest on the Notes as there would be on a conventional fixed-rate debt security having the same maturity date as the Notes and issued by the Company on the Issue Date. Because the Supplemental Redemption Amount may be equal to zero, the effective yield to maturity may be less than that which would be payable on such a conventional fixed-rate debt security.

                                    The return of only the par amount of a
                                    Note at maturity may not compensate the
                                    holder for any opportunity cost implied by inflation and other factors relating to the time value of money.


                                    Possible Illiquidity of the Secondary
                                    Market. There can be no assurance as to how the Notes will trade in the secondary market or whether such market will be liquid or illiquid. The market value for the Notes will be affected by a number of factors independent of the creditworthiness of the Company and the value of Telebras American Depositary Shares, including, but not limited to, the volatility of Telebras American Depositary Shares, the dividend rate on Telebras American Depositary Shares, market interest and yield rates and the time remaining to the Calculation Period or the maturity of the Notes. In addition, the value of Telebras American Depositary Shares depends on a number of interrelated factors, including economic, financial and political events, over which the Company has no control. The market value of the Notes is expected to depend primarily on the extent of the appreciation, if any, of the Final Average Market Price above the Initial Market Price. The price at which a holder will be able to sell Notes prior to maturity may be at a discount, which could be substantial, from the principal amount thereof, if, at such time, the Final Average Market Price is below, equal to or not sufficiently above the Initial Market Price. The historical Market Prices of Telebras American Depositary Shares should not be taken as an indication of the future performance of Telebras American Depositary Shares during the term of any Note. As indicated under "Historical Information" in this Pricing Supplement, the price of Telebras American Depositary Shares has been volatile during certain recent periods.

                                    Currency Exchange Rates. Fluctuations in the exchange rate between the Brazilian real and the U.S. dollar will affect the U.S. dollar equivalent of the Brazilian real price of Telebras Preferred Shares ("Preferred Shares") on the Bolsa de Valores de Sao Paulo (the "Sao Paulo Stock Exchange"), the principal trading market for the Preferred Shares, and on the Bolsa de Valores do Rio de Janeiro (the "Rio Stock Exchange") and the other Brazilian stock exchanges and, as a result, will likely affect the market price of the Telebras American Depositary Shares, which may consequently affect the amount payable at maturity of the Notes.

                                    On August 1, 1993, the cruzeiro real
                                    replaced the cruzeiro as the unit of
                                    Brazilian currency, with each cruzeiro
                                    real being equal to 1,000 cruzeiros.
                                    Beginning in December 1993, the Brazilian federal government (the "Brazilian Federal Government") began implementation of the Real Plan, which was intended to reduce inflation. On July 1, 1994, the real replaced the cruzeiro real as the unit of Brazilian currency, with each real being equal to 2,750 cruzeiros reals and initially having an exchange rate of R$1.00 to US$1.00.

                                    Unless otherwise specified, in this
                                    Prospectus Supplement all references to
                                    (i) "reais," the "real" or "R$" are to
                                    Brazilian reais (plural) or to the
                                    Brazilian real (singular), the legal
                                    currency of Brazil, and (ii) "U.S.
                                    dollars" or "US$" or "$" are to United
                                    States dollars.

                                    According to Brazilian law, the issuance of reais was initially subject to quantitative limits backed by a corresponding amount of U.S. dollars in reserves, but the Brazilian Federal Government subsequently expanded those quantitative limits and allowed the real to float, with parity between the real and the U.S. dollar (R$1.00 to US$1.00) as a ceiling. In March 1995, the Banco Central do Brasil (the "Brazilian Central Bank") announced that it would intervene in the market and buy or sell U.S. dollars, and established a band within which the real/U.S. dollar exchange rate could fluctuate. The Brazilian Central Bank initially set the band with a floor of R$0.86 per US$1.00 and a ceiling of R$0.90 per US$1.00 and provided that after May 2, 1995, the band would fluctuate between R$0.88 and R$0.98 per US$1.00. Shortly thereafter, the Brazilian Central Bank reset the band between R$0.88 and R$0.93 per US$1.00 and subsequently reset the band on June 22, 1995 to between R$0.91 and R$0.99 per US$1.00. On January 30, 1996, the Central Bank reset the band between R$0.97 and R$1.06 per US$1.00. There can be no assurance that this intervention policy will not be altered in the future. On March 12, 1997, the commercial buying rate for the purchase of U.S. dollars (the "Commercial Market Rate") as reported by Reuters was R$1.058000 per US$1.00.

                                    The following table sets forth information on Commercial Market Rates, for the periods indicated, expressed in reais per U.S. dollar. Amounts expressed in reais have been translated from the predecessor currencies in effect during the relevant period at the rates of exchange at the time the successor currency took effect.



 Period                   Period-end          High            Low
--------                  ----------        --------        --------

1990(1)                    0.000062         0.000062        0.000004
1991                       0.000389         0.000389        0.000062
1992                       0.004505         0.004505        0.000389
1993                       0.118584         0.118584        0.004505
1994                       0.846000         1.000000        0.118584
1995(2)                    0.966000         0.966000        0.832000
1996                       1.032999         1.032999        0.972000
1997(3)                    1.058000         1.058000        1.039000




                                    (1) Source: Data through 1994 from
                                        Brazilian Central Bank
                                    (2) Source: Data from 1995 from Reuters
                                    (3) Through March 12, 1997


                                    The noon buying rate in New York City for cable transfers in reais as certified by the Federal Reserve Bank of New York has not been consistently reported for Brazilian currency during the periods for which data are presented in this Pricing Supplement. No representation is made that the real or U.S. dollar amounts shown in this Pricing Supplement could have been or could be converted into U.S. dollars or reais, as the case may be, at any particular rate or at any rate.

                                    The information presented in this Pricing
                                    Supplement relating to the exchange rate of the U.S. dollar as compared to the Brazilian real is furnished as a matter of information only. The Brazilian real has been subject to large devaluations in the past and may be subject to significant fluctuations in the future. The fluctuations in the Brazilian currency/U.S. dollar exchange rate that have occurred in the past are not necessarily indicative of fluctuations in that rate that may occur over the term of the Notes.

                                    The spot exchange rates between the
                                    Brazilian real and U.S. dollar are at any moment a result of the supply of and demand for the currencies being compared, and changes in the exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Brazil and the United States, including economic and political developments in other countries. Of particular importance are rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Brazil and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Brazil, the United States and other countries important to international trade and finance.

                                    Exchange Controls. According to publicly available documents referred to under "Telebras American Depositary Shares; Public Information," the right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Brazilian Central Bank. Regulations of the Brazilian National Monetary Council provide for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The Telebras American Depositary Shares have been approved under such regulations by the Brazilian Central Bank and the Comissao de Valores Mobiliarios (the Brazilian securities commission).
                                    Accordingly, the proceeds from the sale of Telebras American Depositary Shares by holders outside Brazil are free of Brazilian foreign investment controls. A certificate of capital registration has been issued in the name of the depositary for the Telebras American Depositary
                                    Shares (the "ADS Depositary") with respect to the Telebras American Depositary Shares and is maintained by Banco Itau S.A. (the "Custodian") on behalf of the ADS Depositary. Pursuant to the certificate, the Custodian and the ADS Depositary are able to convert dividends and other distributions with respect to the
                                    Preferred Shares represented by Telebras
                                    American Depositary Shares into foreign
                                    currency and remit the proceeds outside
                                    Brazil.

                                    Under current Brazilian legislation, the
                                    Brazilian Federal Government may impose
                                    temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil's balance of payments. For approximately nine months in 1989 and early 1990, the Brazilian Federal Government froze all dividend and capital repatriations held by the Brazilian Central Bank that were owed to foreign equity investors, in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with Brazilian Federal Government directives. There can be no assurance that the Brazilian Federal Government will not impose similar or other restrictions on foreign repatriations in the future.

                                    The price of Telebras American Depositary
                                    Shares could be adversely affected by
                                    delays in, or refusal to grant, any
                                    required government approval for
                                    conversions of Brazilian currency payments and remittances abroad with respect to the Preferred Shares underlying the Telebras American Depositary Shares.

                                    Lack of Affiliation between the Company
                                    and Telebras.  The Company is not
                                    affiliated with Telebras and, although the Company as of the date of this Pricing Supplement does not have any material non-public information concerning Telebras, corporate events of Telebras (including those described below in "Antidilution Adjustments" that may affect the Market Price of Telebras American Depositary Shares during the Calculation Period and, consequently, the Supplemental Redemption Amount) are beyond the Company's ability to control and are difficult to predict.

                                    Telebras is not involved in the offering of the Notes and has no obligations with respect to the Notes, including any obligation to take the interests of the Company or of holders of Notes into consideration for any reason. Telebras will not receive any of the proceeds of the offering of the Notes made hereby and is not responsible for, and has not participated in, the determination of the timing of, prices for or quantities of, the Notes offered hereby.

                                    Limited Antidilution Adjustments.  The
                                    amount payable at maturity with respect to the Notes is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, extraordinary cash dividends and certain other events that affect Telebras' capital structure and is also subject to adjustment for certain changes in the number of Preferred Shares represented by each Telebras American Depositary Share. See "Antidilution Provisions" in this Pricing Supplement. The amount payable at maturity of the Notes is not adjusted for other events, such as offerings of Telebras American Depositary Shares or Preferred Shares for cash, that may adversely affect the price of Telebras American Depositary Shares and, because of the relationship of such amount to the price of Telebras American Depositary Shares, may adversely affect the trading price of Notes. There can be no assurance that Telebras will not make offerings of Telebras American Depositary Shares or Preferred Shares or other equity securities in the future or as to the amount of such offerings, if any.

                                    Affiliation between the Calculation Agent and the Company. Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain adjustments to the Market Price of Telebras American Depositary Shares during the Calculation Period that may influence the determination of the Supplemental Redemption Amount. See "Supplemental Redemption Amount" and "Market Disruption Event" above, and "Antidilution Adjustments" below.

                                    Other Considerations.  If a bankruptcy
                                    proceeding is commenced in respect of the Company, the claim of a holder of a Note may, under Section 502(b)(2) of Title 11 of the United States Code, be limited to the par amount of such Note.

                                    It is suggested that prospective investors who consider purchasing the Notes should reach an investment decision only after carefully considering the suitability of the Notes in light of their particular circumstances.

                                    Investors should also consider the tax
                                    consequences of investing in the Notes.
                                    See "United States Federal Taxation" below.

Antidilution Adjustments........... The Market Price of Telebras American
                                    Depositary Shares used to calculate the Supplemental Redemption Amount will be adjusted as described below to the extent that any of the events requiring such adjustment occurs during the period commencing on the pricing date of the Notes and ending on the second scheduled Trading Day prior to the Maturity Date:

                                    1. Telebras Stock Dividends, Extraordinary
                                    Cash Dividends and Other Distributions.
                                    In the event that a dividend or other
                                    distribution (A) is declared on any class of Telebras' capital stock (or on the capital stock of any Telebras Survivor, as defined in paragraph 4 below) payable in Preferred Shares (or the applicable class of capital stock of any Telebras Survivor) or (B) is to be paid to holders of Telebras American Depositary Shares (or the applicable class of capital stock of any Telebras Survivor) in U.S. dollars (the U.S. dollar amount of such payment to be determined, if necessary, using the Commercial Market Rate on the Distribution Record Date (as defined below)) in an amount greater than 10% of the Market Price of the Telebras American Depositary Shares (or the applicable class of capital stock of any Telebras Survivor) on the Distribution Record Date (an
                                    "Extraordinary Cash Dividend"), any Market
                                    Price of Telebras American Depositary
                                    Shares (or the applicable class of capital stock of any Telebras Survivor) used to calculate the amount payable at maturity of the Notes on any Trading Day that follows the date (the "Distribution Record Date") fixed for the determination of the shareholders of Preferred Shares (or of shares of the applicable class of capital stock of any Telebras Survivor), or in the case of an Extraordinary Cash Dividend, the holders of the Telebras American Depositary Shares (or the applicable class of capital stock of any Telebras Survivor) entitled to receive such distribution, shall be increased by multiplying such Market Price by the Dividend Adjustment Factor. The "Dividend Adjustment Factor" with respect to any Market Price will be a fraction (A) the numerator of which shall be the number of Telebras American Depositary Shares (or the number of shares of the applicable class of capital stock of any Telebras Survivor) outstanding on the Distribution Record Date plus (x) the number of Telebras American Depositary Shares (or the number of shares of the applicable class of capital stock of any Telebras Survivor) to be issued as a result of such distribution or (y) in the case of an Extraordinary Cash Dividend, the number of Telebras American Depositary Shares (or number of shares of the applicable class of capital stock of any Telebras Survivor) that could be purchased with the amount of the applicable Extraordinary Cash Dividend (determined as described above) at the Market Price of such securities on the Trading Day immediately subsequent to such Distribution Record Date and (B) the denominator of which shall be the number of Telebras American Depositary Shares (or the number of shares of the applicable class of capital stock of any Telebras Survivor) outstanding on the Distribution Record Date; provided, however, that, in the case of a stock dividend, if Telebras (or any Telebras Survivor) and the depositary for its American depositary shares shall have adjusted the number of shares of capital stock represented by each American depositary share so that the price of such American depositary shares would not be affected by such stock dividend, no adjustment of any such Market Price shall be made.

                                    2. Subdivisions and Combinations of
                                    Telebras Preferred Shares. In the event that the outstanding Preferred Shares (or the applicable class of capital stock of any Telebras Survivor) are subdivided into a greater number of shares, the Market Price of Telebras American Depositary Shares (or the applicable class of capital stock of any Telebras Survivor) used to calculate the amount payable at maturity of the Notes on any Trading Day that follows the date on which such subdivision becomes effective will be proportionately decreased, and, conversely, in the event that the outstanding Preferred Shares (or the applicable class of capital stock of any Telebras Survivor) are combined into a smaller number of shares, such Market Price will be proportionately increased; provided, however, that if Telebras (or any Telebras Survivor) and the depositary for its American depositary shares shall have adjusted the number of shares of capital stock represented by each American depositary share so that the price of such American depositary shares would not be affected by such subdivision or combination, no adjustment of such Market Price shall be made.

                                    3. Change in Number of Telebras Preferred
                                    Shares Represented by Telebras American
                                    Depositary Shares.  In the event that
                                    Telebras (or any Telebras Survivor) and
                                    the depositary for its American depositary shares elect, in the absence of any of the events described in clause (i) or (ii) above, to change the number of shares of capital stock that are represented by each American depositary share, the Market Price of such American depositary shares used to calculate the amount payable at maturity of the Notes on any Trading Day after the change becomes effective will be proportionately adjusted.

                                    4. Dissolution of Telebras; Mergers,
                                    Consolidations or Sales of Assets in Which
                                    Telebras Is Not the Surviving  Entity;
                                    Spin-offs.  In the event of any (A)
                                    consolidation or merger of Telebras, or
                                    any surviving entity or subsequent
                                    surviving entity of Telebras (a "Telebras
                                    Survivor") with or into another entity
                                    (other than a consolidation or merger in which Telebras is the surviving entity),
                                    (B) sale, transfer, lease or conveyance of all or substantially all of the assets of Telebras or any Telebras Survivor, (C) liquidation, dissolution or winding up of Telebras or any Telebras Survivor or (D) any declaration of a distribution on Preferred Shares of the common stock of any subsidiary of Telebras (a "Telebras Spin-Off") (any of the events described in
                                    (A), (B), (C) or (D), being a
                                    "Reorganization Event"), for purposes of determining the amount payable at maturity with respect to each Note, the Market
                                    Price of Telebras American Depositary
                                    Shares on any Trading Day subsequent to the effective time of any Reorganization Event will be deemed to be the amount equal to
                                    (a) the value of the cash and other
                                    property (including securities) received by a holder of a Telebras American Depositary Share (or the applicable class of capital stock of any Telebras Survivor) in any such Reorganization Event (plus, in the case of a Telebras Spin-Off, the value of a Telebras American Depositary Share
                                    (or one share of the applicable class of capital stock of any Telebras Survivor)), and (b) to the extent that such holder obtains securities in any Reorganization Event, the value of the cash and other property received by the holder of such securities in any subsequent
                                    Reorganization Event; provided, however, that in the case of a Reorganization Event described in clause (A) above, no adjustment in the method of determining the Market Price of the American depositary shares of Telebras (or of any Telebras Survivor) shall be made, if the depositary for such American depositary shares shall have adjusted such American depositary shares so that each such American depositary share represents the securities and any other consideration received with respect to the Preferred Shares (or the applicable capital stock of any Telebras Survivor) in such Reorganization Event. For purposes of determining any such Market Prices, the value of (1) any cash and other property (other than securities) received in any such Reorganization Event will be an amount equal to the value of such cash and other property at the effective time of such Reorganization Event and (2) any property consisting of securities received in any such Reorganization Event will be an amount equal to the Market Prices of such securities on each applicable
                                    Determination Date.  The depositary for
                                    the Telebras American Depositary Shares
                                    (or the American depositary shares of any Telebras Survivor) may sell securities distributed to the depositary (as a holder of shares of the underlying capital stock) as a result of the events described in (A) through (D) above and distribute the net cash proceeds of such sales to the holders of Telebras American Depositary Shares (or the American depositary shares of any Telebras Survivor). In such event, the cash received by the holders of such American depositary shares, rather than the Market Prices of the securities distributed to holders of the underlying shares of capital stock, shall be used in any determination of the Market Price of such American depositary shares.

                                    5. Reclassification of Telebras Preferred
                                    Shares.  In the event that Preferred
                                    Shares are changed into the same or a
                                    different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise (except to the extent otherwise provided in clause (i), (ii) or (iv) above), no adjustment shall be made to the Market Prices of Telebras American Depositary Shares used to calculate the amount payable at maturity of the Notes; provided, however, that if as a result of or in connection with such an event, Telebras and the depositary for Telebras American Depositary Shares change the number of Preferred Shares that are represented by a Telebras American Depositary Share, such Market Prices will be proportionately adjusted with respect to any Trading Day that follows the effectiveness of such change. (No such adjustment to Market Prices is necessary (except in the circumstances described in the proviso above) because Telebras American Depositary Shares provide that they will, upon such a reorganization, reclassification or other event, automatically represent appropriate numbers of shares of any such different class or classes of capital stock into which Preferred Shares have been changed.) In the event that shares of the applicable class of capital stock of any Telebras Survivor are changed into the same or a different number of shares of any class or classes of capital stock, whether by capital reorganization, reclassification or otherwise (except to the extent otherwise provided in clause (i), (ii) or
                                    (iv) above), the amount payable at
                                    maturity of the Notes shall be calculated by using Market Prices of the shares of capital stock into which a share of the applicable class of capital stock of the Telebras Survivor was changed on any Trading Day that follows the effectiveness of such change, except that no such adjustment shall be made if the American depositary shares of such Telebras Survivor provide that they will, upon such a reorganization, reclassification or other event, automatically represent appropriate numbers of shares of any such different class or classes of capital stock into which the applicable class of stock of any Telebras Survivor has been changed.

                                    6. De Minimis Adjustments. No adjustments to the Market Price of Telebras American Depositary Shares will be required unless such adjustment would require an increase or decrease of at least one percent (1%) in the Market Price of Telebras American Depositary Shares. All calculations will be rounded to the nearest one-thousandth with five ten-thousandths being rounded upwards.

                                    No adjustments to the Market Price of
                                    Telebras American Depositary Shares will be required other than those specified above. The adjustments specified above do not cover all events that could affect the Market Price of the Market Price of Telebras American Depositary Shares.

                                    The Calculation Agent shall be solely
                                    responsible for the determination and
                                    calculation of any adjustments to the
                                    Market Price of Telebras American
                                    Depositary Shares and of any related
                                    determinations and calculations with
                                    respect to any valuations of stock, other securities or other property or assets (including cash) in connection with any corporate event described in paragraph 4 above, and its determinations and calculations with respect thereto shall be conclusive.

                                    The Calculation Agent will provide
                                    information as to any adjustments to the Market Price of Telebras American Depositary Shares upon written request by any holder of the Notes.



Telebras American Depositary
Shares; Public Information......... According to publicly available documents, Telebras, a corporation
                                    organized under the laws of The Federal
                                    Republic of Brazil ("Brazil"), is engaged, through its subsidiaries, in providing local and long distance telephone service in Brazil. Telebras is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, Telebras files reports and other information with the Securities and Exchange Commission (the "Commission"). Copies of such reports and other information may be inspected and copied at certain offices of the Commission and at the offices of the NYSE at the addresses listed under "Available Information" in the accompanying Prospectus. In addition, information regarding Telebras may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.
                                    The Company makes no representation or
                                    warranty as to the accuracy or
                                    completeness of such reports.

                                    THIS PRICING SUPPLEMENT RELATES ONLY TO
                                    THE NOTES OFFERED HEREBY AND DOES NOT
                                    RELATE TO TELEBRAS AMERICAN DEPOSITARY
                                    SHARES, TELEBRAS PREFERRED SHARES OR OTHER
                                    SECURITIES OF  TELEBRAS.  ALL DISCLOSURES
                                    CONTAINED IN THIS PRICING SUPPLEMENT
                                    REGARDING TELEBRAS ARE DERIVED FROM THE
                                    PUBLICLY AVAILABLE DOCUMENTS DESCRIBED IN
                                    THE PRECEDING PARAGRAPH.  NEITHER THE
                                    COMPANY NOR THE AGENT HAS PARTICIPATED IN
                                    THE PREPARATION OF SUCH DOCUMENTS OR MADE
                                    ANY DUE DILIGENCE INQUIRY WITH RESPECT TO
                                    TELEBRAS.  NEITHER THE COMPANY NOR THE
                                    AGENT MAKES ANY REPRESENTATION THAT SUCH
                                    PUBLICLY AVAILABLE DOCUMENTS OR ANY OTHER
                                    PUBLICLY AVAILABLE INFORMATION REGARDING
                                    TELEBRAS ARE ACCURATE OR COMPLETE.
                                    FURTHERMORE, THERE CAN BE NO ASSURANCE
                                    THAT ALL EVENTS OCCURRING PRIOR TO THE
                                    DATE HEREOF (INCLUDING EVENTS THAT WOULD
                                    AFFECT THE ACCURACY OR COMPLETENESS OF THE
                                    PUBLICLY AVAILABLE DOCUMENTS DESCRIBED IN
                                    THE PRECEDING PARAGRAPH) THAT WOULD AFFECT
                                    THE TRADING PRICE OF TELEBRAS AMERICAN
                                    DEPOSITARY SHARES (AND THEREFORE THE
                                    SUPPLEMENTAL REDEMPTION AMOUNT) HAVE BEEN
                                    PUBLICLY DISCLOSED.  SUBSEQUENT DISCLOSURE
                                    OF ANY SUCH EVENTS OR THE DISCLOSURE OF OR
                                    FAILURE TO DISCLOSE MATERIAL FUTURE EVENTS
                                    CONCERNING TELEBRAS COULD AFFECT THE VALUE
                                    RECEIVED AT MATURITY WITH RESPECT TO THE
                                    NOTES AND THEREFORE THE TRADING PRICES OF
                                    THE NOTES.

                                    NEITHER THE COMPANY NOR ANY OF ITS
                                    AFFILIATES MAKES ANY REPRESENTATION TO ANY
                                    PURCHASER OF NOTES AS TO THE PERFORMANCE
                                    OF TELEBRAS, TELEBRAS AMERICAN DEPOSITARY
                                    SHARES, TELEBRAS PREFERRED SHARES OR OTHER
                                    SECURITIES OF TELEBRAS.

                                    The Company or its affiliates may
                                    presently or from time to time engage in business with Telebras including extending loans to, or making equity investments in, Telebras or providing advisory services to Telebras, including merger and acquisition advisory services. In the course of such business, the Company or its affiliates may acquire non-public information with respect to Telebras and, in addition, one or more affiliates of the Company may publish research reports with respect to Telebras. The Company does not make any representation to any purchaser of Notes with respect to any matters whatsoever relating to Telebras. Any prospective purchaser of a Note should undertake an independent investigation of Telebras as in its judgment is appropriate to make an informed decision with respect to an investment in Telebras American Depositary Shares.

Historical Information............. The principal trading market for the
                                    Preferred Shares is the Sao Paulo Stock
                                    Exchange. The Preferred Shares are also traded on the Rio Stock Exchange and the seven other Brazilian stock exchanges. Telebras American Depositary Shares, issued by The Bank of New York, as Depositary, each representing 1,000 Preferred Shares, have traded on the NYSE since November 1, 1995 and previously were traded in the U.S. over-the-counter market, where dealers' prices for the Telebras American Depositary Shares were quoted in the "pink sheets" published by the National Quotations Bureau, Inc.

                                    The table below sets forth the high and
                                    low closing sales prices for the Preferred
                                    Shares on the Sao Paulo Stock Exchange for the periods indicated. Such high and low closing sales prices have been restated in reais of constant purchasing power of December 31, 1995. The table also sets forth such sales prices translated into U.S. dollars at the Commercial Market Rate for each of the respective dates of such quotations. See "Risk Factors" for information with respect to exchange rates applicable during the periods set forth below.

                                           Closing sales prices
                             -------------------------------------------------
                               Nominal reais                  U.S. Dollars
                                 per 1,000                     per 1,000
                              Preferred Shares              Preferred Shares
                             -------------------          --------------------
                             High           Low           High            Low
                             -----         -----          -----          -----

1994:
First quarter(1)..           31.80         28.50          49.84          44.67
Second quarter....           38.00         36.10          19.90          18.38
Third quarter.....           52.40         46.40          57.90          51.27
Fourth quarter....           53.00         37.00          61.39          42.85

1995:
First quarter.....           33.80         23.00          36.34          24.73
Second quarter ...           36.00         30.75          37.20          31.19
Third quarter.....           47.30         30.00          48.58          33.03
Fourth quarter ...           47.60         35.75          49.28          37.54

1996:
First quarter(2)..           56.70         47.90          57.46          48.72
Second quarter....           72.40         48.29          72.11          48.93
Third quarter.....           83.19         70.19          82.78          69.50
Fourth quarter....           82.69         73.80          80.80          71.72

1997:
First quarter
(through March 12,
1997).............          115.10         78.50         109.31          75.55


                                    ------------
                                    (1) Source:  Data through December 31,
                                                 1995 from publicly
                                                 available documents
                                                 referred to under "Telebras
                                                 American Depositary Shares;
                                                 Public Information."


                                    (2) Source:  Data from January 1, 1996 from
                                                 Reuters.

                                    The table below sets forth, for the
                                    periods indicated, the high and low
                                    closing sales prices for the Telebras
                                    American Depositary Shares in the U.S.
                                    over-the-counter market as reported on the OTC Bulletin Board during the period from July 1, 1994 through October 31, 1995 and on the New York Stock Exchange Composite Tape from November 1, 1995 through March 12, 1997. Such high and low closing sales prices are stated in U.S. dollars.

                                                                                  New York
                                     -------------------------         -----------------------------
                                         OTC Bulletin Board                     Stock Exchange
                                     -------------------------         -----------------------------
                                          U.S. Dollars per                U.S. Dollars per Telebras
                                         Telebras American                   American Depositary
                                          Depositary Share                          Share
                                      High                Low           High                    Low
                                     ------             ------         ------                 ------
1994:
Third Quarter(1)........             62.000             38.375            --                     --
Fourth Quarter..........             62.500             41.625            --                     --

1995:
First Quarter...........             42.500             20.125            --                     --
Second Quarter..........             40.250             26.049            --                     --
Third Quarter...........             49.000             33.125            --                     --
Fourth Quarter
(through October
31, 1995)...............             47.584             40.000            --                     --
Fourth Quarter(2)
(from November 1,
1995)...................               --                 --            48.625                37.750

1996:
First Quarter...........               --                 --            57.125                47.375
Second Quarter..........               --                 --            71.500                49.125
Third Quarter...........               --                 --            82.500                69.375
Fourth Quarter..........               --                 --            80.875                70.500
1997:
First Quarter
(through March
12, 1997)...............               --                 --           109.000                75.125

------------
(1)   Source:  Data through October 31, 1995
               from OTC Bulletin Board.

(2)   Source:  Data from November 1, 1995 from Reuters.

                                    On March 12, 1997, the closing price of
                                    the Telebras Preferred Shares as
                                    reported on the Sao Paulo Stock
                                    Exchange was R$111.90 per 1,000
                                    Telebras Preferred Shares and the
                                    closing price of the Telebras American
                                    Depositary Shares as reported on the
                                    NYSE Composite Tape was $106 1/8 per
                                    Telebras American Depositary Share.

                                    The information presented in this Pricing
                                    Supplement relating to sales prices on the Sao Paulo Stock Exchange for Preferred Shares and sales prices in the U.S. over-the-counter market and on the NYSE for Telebras American Depositary Shares is furnished as a matter of information only. Fluctuations in or levels of sales prices that have occurred in the past are not necessarily indicative of fluctuations in or levels of the sales prices of Telebras American Depositary Shares or Preferred Shares that may occur over the term of the Notes.

                                    Each Telebras American Depositary Share
                                    represents 1,000 Preferred Shares.   For
                                    the years 1994, 1995 and 1996 holders of Telebras American Depositary Shares received cash dividends of $0.3082, $0.3239 and $1.609, respectively, per Telebras American Depositary Share. (Source: Bloomberg Financial Markets). The Company makes no representation as to the amount of dividends, if any, that Telebras will pay in the future or the currency exchange rate that will be available in the future. In any event, holders of Notes will not be entitled to receive any dividends that may be payable on Preferred Shares or Telebras American Depositary Shares.

Use of Proceeds and Hedging........ The net proceeds to be received by the Company from the sale of the Notes
                                    will be used for general corporate
                                    purposes and, in part, by the Company or one or more of its affiliates in connection with hedging the Company's obligations under the Notes. See also "Use of Proceeds" in the accompanying Prospectus.

                                    On or prior to the date of this Pricing
                                    Supplement, the Company, through its
                                    subsidiaries and others, hedged its
                                    anticipated exposure in connection with
                                    the Notes by purchasing Telebras American
                                    Depositary Shares.  Such hedging was
                                    carried out in a manner designed to
                                    minimize any impact on the price of
                                    Telebras American Depositary Shares.
                                    Purchase activity could potentially have increased the price of Telebras American Depositary Shares and therefore effectively have increased the level to which Telebras American Depositary Shares must rise before a holder of a Note will receive at maturity an amount that is greater than the principal amount of the Notes. Although the Company has no reason to believe that its hedging activity had a material impact on the price of Telebras American Depositary Shares, there can be no assurance that the Company did not, or in the future will not, affect such price as a result of its hedging activities.
                                    The Company, through its subsidiaries, is likely to modify its hedge position throughout the life of the Notes by purchasing and selling Telebras American Depository Shares, options contracts on the Telebras American Depository Shares listed on major securities markets or positions in any other instruments that it may wish to use in connection with such hedging.

Supplemental Information Concerning
Plan of Distribution............... In order to facilitate the offering of the Notes, the Agent may engage in
                                    transactions that stabilize, maintain or otherwise affect the price of the Notes or the Telebras American Depositary Shares. Specifically, the Agent may overallot in connection with the offering, creating a short position in the Notes for its own account. In addition, to cover overallotments or to stabilize the price of the Notes, the Agent may bid for, and purchase, the Notes or the Telebras American Depositary Shares in the open market. See "Use of Proceeds and Hedging" above.

United States Federal Taxation..... United States Holders.  Investors who
                                    are United States persons should refer to the discussion under "United States Federal Taxation--Notes--Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices" and "--Optionally Exchangeable Notes" in the accompanying Prospectus Supplement. In connection with the discussion thereunder, the Company has determined that the "comparable yield" is an annual rate of 6.88%, compounded semi-annually. Based on the Company's determination of the comparable yield, the "projected payment schedule" for a Note (assuming a par amount of $1,000 or with respect to each integral multiple thereof) consists of a projected amount due at maturity, equal to $1,405.32 (the "projected amount").

                                    THE COMPARABLE YIELD, THE PROJECTED
                                    PAYMENT SCHEDULE AND THE PROJECTED AMOUNT
                                    ARE NOT PROVIDED FOR ANY PURPOSE OTHER
                                    THAN THE DETERMINATION OF UNITED STATES
                                    HOLDERS' INTEREST ACCRUALS AND ADJUSTMENTS
                                    IN RESPECT OF THE NOTES, AND THE COMPANY
                                    MAKES NO REPRESENTATION REGARDING THE
                                    ACTUAL AMOUNT OF THE PAYMENT AT MATURITY.

                                    United States Alien Holders.  The
                                    following discussion is based on the
                                    opinion of Davis Polk & Wardwell, special tax counsel to the Company. As used herein, the term "United States Alien Holder" means an owner of a Note that is, for United States federal income tax purposes, (i) a nonresident alien individual, (ii) a foreign corporation,
                                    (iii) a nonresident alien fiduciary of a foreign trust or estate or (iv) a foreign partnership one or more of the members of which is, for United States federal income tax purposes, a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign trust or estate. The following summary does not deal with persons that are not United States Alien Holders or are subject to special rules, such as nonresident alien individuals that have lost United States citizenship or that have ceased to be taxed as United States resident aliens, corporations that are treated as foreign personal holding companies, controlled foreign corporations or passive foreign investment companies, and certain other United States Alien Holders that are owned or controlled by persons subject to United States federal income tax. Persons considering the purchase of the Notes should consult their tax advisors with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. This discussion is based on the Code, and administrative interpretations as of the date hereof, all of which are subject to change, including changes with retroactive effect. Capitalized terms appearing herein and not defined have the meanings assigned to such terms in the Prospectus Supplement.

                                    Subject to the discussion below concerning backup withholding, payment of principal and the Supplemental Redemption Amount, if any, at maturity of a Note by the Company or a paying agent to a United States Alien Holder, and gain realized on the sale, exchange or other disposition of such Note, will not be subject to United States federal income or withholding tax, provided that: (i) such Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of the Company entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to the Company through stock ownership, and is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; (ii) the statement required by Section 871(h) or
                                    Section 881(c) of the Code has been
                                    provided with respect to the beneficial
                                    owner, as discussed below; (iii) such
                                    Holder is not an individual who is present in the United States for 183 days or more in the taxable year of disposition, or such individual does not have a "tax home" (as defined in Section 911(d)(3) of the Code) or an office or other fixed place of business in the United States; and (iv) such payment and gain are not effectively connected with the conduct by such Holder of a trade or business in the United States.

                                    Sections 871(h) and 881(c) of the Code
                                    require that, in order to obtain the
                                    portfolio interest exemption from
                                    withholding tax, either the beneficial
                                    owner of the Note, or a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") and that is holding the Note on behalf of such beneficial owner, file a statement with the withholding agent to the effect that the beneficial owner of the
                                    Note is not a United States person. Under temporary United States Treasury Regulations, such requirement will be fulfilled if the beneficial owner of a Note certifies on Internal Revenue Service Form W-8, under penalties of perjury, that it is not a United States person and provides its name and address, and any Financial Institution holding the Note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the Holder (and furnishes the withholding agent with a copy thereof).

                                    If a United States Alien Holder of a Note is engaged in a trade or business in the United States, and if interest and gain on the Note (including the Supplemental Redemption Amount, if any) is effectively connected with the conduct of such trade or business, the United States Alien Holder, although exempt from withholding tax, will generally be subject to regular United States income tax on interest and on any gain realized on the sale, exchange or other disposition of a Note in the same manner as if it were a United States person. In lieu of the certificate described in the preceding paragraph, such a Holder will be required to provide to the withholding agent a properly executed Internal Revenue Service Form 4224, or a successor form, in order to claim an exemption from withholding tax. In addition, if such United States Alien Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate as may be provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest (including the Supplemental Redemption Amount, if any) on and any gain recognized on the sale, exchange or other disposition of a Note will be included in the effectively connected earnings and profits of such United States Alien Holder if such interest or gain, as the case may be, is effectively connected with the conduct by the United States Alien Holder of a trade or business in the United States.

                                    Under Section 2105(b) of the Code, a Note held by an individual who is not a citizen or resident of the United States at the time of his death will not be subject to United States federal estate tax as a result of such individual's death, provided that the individual does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of the Company entitled to vote and, at the time of such individual's death, payments with respect to such Note would not have been effectively connected to the conduct by such individual of a trade or business in the United States.

                                    Under current Treasury Regulations, backup withholding at 31% will not apply to payments by the Company made on a Note if the certifications required by Sections 871(h) and 881(c) are received, provided in each case that the Company or such paying agent, as the case may be, does not have actual knowledge that the payee is a United States person.

                                    Under current Treasury Regulations,
                                    payments on the sale, exchange or other
                                    disposition of a Note made to or through a foreign office of a broker generally will not be subject to backup withholding. However, if such broker is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50 percent or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, information reporting will be required unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Under proposed Treasury Regulations, backup withholding may apply to any payment which such broker is required to report if such broker has actual knowledge that the payee is a United States person. Payments to or through the United States office of a broker will be subject to backup withholding and information reporting unless the Holder certifies, under penalties of perjury, that it is not a United States person or otherwise establishes an exemption.

                                    United States Alien Holders of Notes
                                    should consult their tax advisors
                                    regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Any amounts withheld from a payment to a United States Alien Holder under the backup withholding rules will be allowed as a credit against such Holder's United States federal income tax liability and may entitle such Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.